SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MathStar, Inc.

(Name of Subject Company [Issuer])

Tiberius Capital II, LLC

Tiberius Management, Inc.

Hyperion Capital, L.P.

Hyperion Capital Management, LLC

Fife Trading, Inc.

John M. Fife

(Names of Filing Persons – Offeror)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

576801302

(CUSIP Number of Class of Securities)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street, Suite 3800

Chicago, Illinois 60601

(312) 565-2400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$10,497,672	$586***

*	Estimated solely for purposes of calculating the filing fee only. Based upon information set forth in the issuer’s most recent proxy statement and quarterly and annual reports filed with the Commission, including the Schedule 14A filed June 4, 2009, the Form 10-Q filed May 15, 2009, and the Form 10-K filed March 31, 2009. Based on the aggregate value of the cash, securities, or other property offered by the bidder for all of the 9,181,497 outstanding shares of common stock, $0.01 par value per share, of the issuer (the “Shares”), less the 53,087 Shares owned by such bidder and the affiliates of such bidder, at a purchase price of $1.15 net per Share (without interest and subject to applicable withholding taxes).

**	Determined pursuant to Rule 0-11 under the Exchange Act by multiplying the estimated transaction value by 0.00005580.

***	Includes $298 that was previously paid in connection with the filing persons’ Schedule TO filed with the Securities and Exchange Commission on June 1, 2009.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$298
Form or Registration No.:	Schedule TO-T
Filing Party:	Tiberius Capital II, LLC
Date Filed:	June 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	Third party tender offer subject to Rule 14d-l .

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) is filed by Tiberius Capital II, LLC, an Illinois limited liability company (“Purchaser”), Tiberius Management, Inc., an Illinois corporation, Hyperion Capital, L.P., an Illinois limited partnership, Hyperion Capital Management, LLC, an Illinois limited liability company, Fife Trading, Inc., an Illinois corporation, and John M. Fife. This Amendment amends and supplements the Tender Offer Statement on Schedule TO and the exhibits thereto originally filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2009, as previously amended and supplemented by Amendment No. 1 thereto filed with the SEC on June 22, 2009 (as previously amended and supplemented, the “Schedule TO”). The Schedule TO relates to the third-party tender offer by Purchaser to purchase all of the 9,181,497 outstanding shares of common stock, $0.01 par value per share (“Shares”), of MathStar, Inc., a Delaware corporation (the “Company), at a net price per Share equal to $1.15 in cash (without interest and subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2009, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

All references to Sections in this Amendment are to Sections of the Offer to Purchase. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO, as applicable.

All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated by reference to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

Items 1 through 10.

The Expiration Date of the Offer has been extended to 11:59 P.M., New York City time, on July 15, 2009. All references in the Offer to Purchase, the Letter of Transmittal, the Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Brokers”), and the Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO (the “Letter to Clients”) to the Expiration Date as 11:59 P.M., New York City time, on June 30, 2009, are hereby amended and restated to refer to the Expiration Date at 11:59 P.M., New York City time, on July 15, 2009. The purposes of the extension are: (1) to permit MathStar shareholders to evaluate the results of their vote, at the meeting of MathStar’s shareholders on July 10, 2009, on the proposal to liquidate MathStar; and (2) to give MathStar shareholders, as well as brokers, dealers, commercial banks, trust companies and other nominees, additional time to respond to the Offer.

The number of Shares that Purchaser is offering to purchase in the Offer has been increased from 4,682,564 Shares to all of the 9,181,497 outstanding Shares (other than the 53,087 Shares owned by Purchaser). All references in the Offer to Purchase, Letter of Transmittal, the Letter to Brokers, and the Letter to Clients to the number of shares that Purchaser is offering to purchase in the Offer as 4,682,564 Shares are hereby amended and restated to refer to all of the 9,181,497 outstanding Shares (other than the 53,087 Shares owned by Purchaser).

The Offer to Purchase (and, where indicated parenthetically, the Letter to Brokers and the Letter to Clients) is hereby amended by:

Cover Page

Deleting the last sentence of the second paragraph of the cover page of the Offer to Purchase (and the last sentence of the third paragraph of the Letter to Brokers, and the last sentence of the fourth bullet-pointed paragraph of the Letter to Clients). The deleted sentence is as follows:

In addition, Purchaser reserves the right (but is not obligated) to purchase more than 4,682,564 Shares, if more than 4,682,564 Shares are tendered, or to waive any condition of the Offer and accept fewer than 4,682,564 Shares, if at least 3,750,000 Shares are tendered.

Deleting the third paragraph of the cover page of the Offer to Purchase (and the fourth paragraph of the Letter to Brokers, and the fifth bullet-pointed paragraph of the Letter to Clients). The deleted paragraph is as follows:

If more than 4,682,564 Shares are tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined herein), and Purchaser elects to purchase more than 4,682,564 Shares but fewer than the number of Shares tendered, then Purchaser will purchase the elected number of Shares on a pro rata basis from all tendering shareholders. The number of Shares that Purchaser will purchase from each tendering shareholder will be based on the total number of Shares validly tendered in the Offer and not properly withdrawn prior to the Expiration Date.

Summary Term Sheet

Replacing the paragraph under the heading “What securities are we offering to purchase?” on page 3 of the Offer to Purchase with the following:

We are offering to purchase all of the issued and outstanding Shares (other than the Shares that we own). See “Introduction” and “Terms of the Offer.” We currently own 53,087 Shares.

Replacing second sentence of the paragraph under the heading “Will we have the financial resources necessary to pay for the securities?” on page 4 of the Offer to Purchase with the following:

Based upon MathStar’s filings with the Securities and Exchange Commission (the “Commission”), we estimate that funds in the amount of approximately $10.5 million will be necessary to purchase such securities.

Replacing the paragraph under the heading “How many Shares do we own, and how many Shares must be tendered to meet the Minimum Tender Condition (as defined below)?” on page 5 of the Offer to Purchase with the following:

We own 53,087 Shares. 4,546,843 Shares must be tendered in order to meet the Minimum Tender Condition (as defined below). The sum of 53,087 Shares that we own plus 4,546,843 Shares that must be tendered in order to meet the Minimum Tender Condition equals 50.1% of the total number of outstanding Shares. See “Introduction.”

Replacing the two paragraphs under the heading “Will we purchase all of the Shares that you tender?” on page 6 of the Offer to Purchase with the following:

Yes, we will purchase all of the Shares that you tender, provided that all of the conditions of the Offer are satisfied or are waived by us in our reasonable discretion. See “Conditions of the Offer.”

Replacing the paragraph under the heading “Do we intend to undertake a proxy or consent solicitation to remove the directors of MathStar?” on page 7 of the Offer to Purchase with the following:

We have waived the condition of our Offer that three MathStar directors resign. See “Introduction—6. The Board Control Condition.” We nonetheless reserve the right (but are not obligated) to commence a solicitation of proxies or written consents from MathStar’s stockholders in order to remove each member of MathStar’s Board of Directors and to replace such directors with nominees selected by us to serve as the directors of MathStar. Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies or consents in connection with any proxy or consent solicitation. Any such proxy or solicitation will be made only pursuant to separate proxy or consent solicitation materials complying with the requirements of the rules and regulations of the Commission.

Deleting the second sentence of the paragraph under the heading “Will MathStar continue as a public company?” on page 7 of the Offer to Purchase. The deleted sentence is as follows:

The Offer is not for all of the issued and outstanding Shares, but for only a majority of the issued and outstanding Shares.

Replacing the first sentence of the paragraph under the heading “Will the Offer be followed by a merger?” on page 8 of the Offer to Purchase with the following:

No, we have no plans to follow the Offer with a merger.

Replacing the second sentence of the paragraph under the heading “Are appraisal rights available in the Offer? on page 8 of the Offer to Purchase with the following:

We have no plans to follow the offer with a merger.

Introduction

Replacing the paragraph under the heading “1. The Minimum Tender Condition.” on page 10 of the Offer to Purchase with the following:

Consummation of the Offer is conditioned on there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to Shares then owned by Purchaser and its affiliates, shall constitute a majority of the then outstanding Shares (the “Minimum Tender Condition”).

Section 1—“Terms of the Offer”

Replacing the first paragraph of Section 1—“Terms of the Offer” on page 12 of the Offer to Purchase with the following:

Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in “Withdrawal Rights”) on or prior to the Expiration Date. “Expiration Date” means 11:59 P.M., New York City time, on Wednesday, July 15, 2009, unless and until Purchaser shall have extended the period during which the Offer is open, in which case “Expiration Date” shall mean the latest time and date at which the Offer, as may be extended by Purchaser, shall expire.

Section 2—“Acceptance for Payment and Payment of Shares”

Deleting the fourth and fifth paragraphs under Section 2—“Acceptance for Payment and Payment of Shares” on page 15 of the Offer to Purchase. The deleted paragraphs are as follows:

Purchaser reserves the right (but is not obligated) to purchase more than 4,682,564 Shares, if more than 4,682,564 Shares are tendered, or to waive any condition of the Offer and accept fewer than 4,682,564 Shares, if at least 3,750,000 Shares are tendered.

If more than 4,682,564 Shares are tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined herein), and Purchaser elects to purchase more than 4,682,564 Shares but fewer than the number of Shares tendered, then Purchaser will purchase the elected number of Shares on a pro rata basis from all tendering shareholders. The number of Shares that Purchaser will purchase from each tendering shareholder will be based on the total number of Shares validly tendered in the Offer and not properly withdrawn prior to the Expiration Date.

Section 4—“Withdrawal Rights”

Replacing the second sentence of the first paragraph of Section 4—“Withdrawal Rights” on page 19 of the Offer to Purchase with the following:

Shares tendered may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 15, 2009.

Section 9—“Sources and Amount of Funds”

Replacing the second sentence of the first paragraph of Section 9—“Sources and Amount of Funds” on page 23 of the Offer to Purchase with the following:

Based upon MathStar’s filings with the Commission, Purchaser estimates that funds in the amount of approximately $10.5 million will be necessary to purchase such Shares.

Section 13—“Conditions of the Offer”

Deleting the last sentence of the first paragraph of Section 13—“Conditions of the Offer” on page 27 of the Offer to Purchase. The deleted sentence is as follows:

Purchaser reserves the right (but is not obligated) to purchase more than 4,682,564 Shares, if more than 4,682,564 Shares are tendered, or to waive any condition of the Offer and accept fewer than 4,682,564 Shares, if at least 3,750,000 Shares are tendered.

Item 11. Additional Information.

On July 1, 2009, Purchaser issued a press release announcing that it extended the Expiration Date of the Offer to 11:59 P.M., New York City time, on July 15, 2009, and that it increased the number of Shares which it is offering to purchase in the Offer to all of the outstanding Shares (other than Shares owned by Purchaser). The press release issued by Purchaser is attached hereto as Exhibit (a)(5)(D).

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented to include the following: “(a)(5)(D) text of press release issued by the Purchaser dated July 1, 2009.”

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 1, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 1, 2009*

(a)(5)(B)	Letter from Tiberius Capital II, LLC to MathStar, Inc. dated June 1, 2009*

(a)(5)(C)	Press Release dated June 22, 2009*

(a)(5)(D)	Press Release dated July 1, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not Applicable

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2009

TIBERIUS CAPITAL II, LLC By: Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

TIBERIUS MANAGEMENT, INC.

By:	/s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

HYPERION CAPITAL, L.P. By: Hyperion Capital Management, LLC, its general partner By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

HYPERION CAPITAL MANAGEMENT, LLC By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

FIFE TRADING, INC.

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

JOHN M. FIFE

/s/ John M. Fife

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 1, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 1, 2009*

(a)(5)(B)	Letter from Tiberius Capital II, LLC to MathStar, Inc. dated June 1, 2009*

(a)(5)(C)	Press Release dated June 22, 2009*

(a)(5)(D)	Press Release dated July 1, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.